BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

TELEPHONE (402) 346-1400

FAX (402) 346-3375

May 16, 2011

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:       Mr. David Orlic

Re:	Berkshire Hathaway Inc.
Registration Statement on Form S-4 (File No. 333-172636)

Acceleration Request

Requested Date: May 18, 2011

Requested Time: 5:00 P.M. Eastern Time

Dear Mr. Orlic:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Berkshire Hathaway Inc. (the “Registrant”) hereby respectfully requests that the above-referenced registration statement on Form S-4 (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.

U.S. Securities and Exchange Commission

May 16, 2011

In connection with this acceleration request, the Registrant hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Registrant may not assert comments that it has received from the staff and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of the effectiveness of the Registration Statement by telephone call to its counsel Mary Ann Todd at (213) 683-9520. Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Ms. Todd via facsimile at (213) 683-4020 and via mail at Munger, Tolles & Olson LLP, 355 South Grand Avenue, 35th Floor, Los Angeles, California 90071-1560.

*        *        *

Please direct any questions regarding this acceleration request to Ms. Todd.

Respectfully submitted,

BERKSHIRE HATHAWAY INC.

By:	/s/ Marc D. Hamburg

Name:	Marc D. Hamburg
Title:	Senior Vice President and
Chief Financial Officer

cc:	Brian J. McCarthy, Skadden, Arps, Slate, Meagher & Flom LLP
Mary Ann Todd, Munger, Tolles & Olson LLP